EXHIBIT 99.1

Caledonia Mining Corporation Plc Blanket Mine Q1 2025 Production

Record Q1 gold production sets strong foundation for 2025

ST HELIER, Jersey, April 15, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN, AIM and VFEX: CMCL) announces Blanket Mine ("Blanket") gold production for the quarter ended March 31, 2025 (“Q1 2025” or the “Quarter”).

Highlights

  Quarterly gold production of 18,671 ounces, exceeding 17,050 ounces produced in the first quarter of 2024 (“Q1 2024”).
  New first quarter production record, surpassing the previous high of 18,515 ounces set in the first quarter of 2022.
  Tonnes milled for the Quarter were 201,755 tonnes, 23,793 tonnes (13.4%) above expectation.
  The surface stockpile increased significantly to approximately 15,000 tonnes as run-of-mine production exceeds milling capacity.
  Blanket remains on track to achieve gold production guidance of 74,000-78,000 ounces this year.1

Commenting on the results, Mark Learmonth, Chief Executive Officer, said:

“I’m delighted to report that production in Q1 2025 has set a new record for production in a first quarter at Blanket, with over 18,500 ounces produced – a particularly strong performance given that the first quarter is traditionally our weakest.

“This achievement reflects continued operational improvements and the dedication of our team on the ground. The significant increase in both tonnes milled and the surface stockpile provide a strong foundation for the remainder of the year.

“This is an excellent start and with a strong gold price we are well positioned to generate healthy cash flows and to continue investing in our growth projects.”

1 Refer to the technical report entitled "NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe" with effective date December 31, 2023 prepared by Caledonia Mining Corporation Plc and filed by the Company on SEDAR+ (https://www.sedarplus.ca) on May 15, 2024.

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the achievement of annual gold production in 2025, the continued generation of healthy cash flows and investment in growth projects. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.